Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report
Collection Period Ended   30-Sep-2021

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-Sep-2021	30-Sep-2021		
Determination Date	13-Oct-2021			
Record Date	14-Oct-2021			
Distribution Date	15-Oct-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2021	15-Oct-2021	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2021	15-Oct-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	50,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,000,000.00	323,660,974.76	293,540,513.80	30,120,460.96	64.914787	0.632630
Class A-4 Notes	128,560,000.00	128,560,000.00	128,560,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,360,000.00**	**452,220,974.76**	**422,100,513.80**	**30,120,460.96**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	491,051,135.67	460,930,674.71			
Yield Supplement Overcollateralization Amount	61,799,793.88	17,200,107.54	16,068,467.95			
Pool Balance	**1,615,006,230.09**	**508,251,243.21**	**476,999,142.66**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.263750%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.940000%	523,251.91	1.127698	30,643,712.87	66.042485
Class A-4 Notes	2.040000%	218,552.00	1.700000	218,552.00	1.700000
Total		**$741,803.91**		**$30,862,264.87**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	30,933,597.53	(1) Total Servicing Fee	423,542.70
Interest Collections	1,649,377.89	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	45,269.07	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	184,603.10		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	741,803.91
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	298.97	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**32,813,146.56**	(6) Regular Principal Distributable Amount	30,120,460.96
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**32,813,146.56**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,527,338.99
		Total Distribution	**32,813,146.56**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	423,542.70	423,542.70	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	741,803.91	741,803.91	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	523,251.91	523,251.91	0.00
thereof on Class A-4 Notes	218,552.00	218,552.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	741,803.91	741,803.91	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	30,120,460.96	30,120,460.96	0.00
Aggregate Principal Distributable Amount	30,120,460.96	30,120,460.96	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.92
minus Net Investment Earnings	31.92
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.92
Net Investment Earnings on the Collection Account	267.05
Investment Earnings for the Collection Period	298.97

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	508,251,243.21	29,187
Principal Collections	19,518,489.30	
Principal Collections attributable to Full Pay-offs	11,415,108.23	
Principal Purchase Amounts	0.00	
Principal Gross Losses	318,503.02	
Pool Balance end of Collection Period	476,999,142.66	28,348
Pool Factor	29.54%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	3.85%
Weighted Average Number of Remaining Payments	52.01	30.82
Weighted Average Seasoning (months)	12.33	36.74

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	474,070,056.04	28,254	99.39%
31-60 Days Delinquent	2,176,484.00	71	0.46%
61-90 Days Delinquent	604,361.84	16	0.13%
91-120 Days Delinquent	148,240.78	7	0.03%
Total	476,999,142.66	28,348	100.00%

Delinquency Trigger	**2.302%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.158%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	318,503.02	11	20,592,756.25	646
Principal Net Liquidation Proceeds	44,751.51		6,645,648.66	
Principal Recoveries	180,979.60		8,620,172.44	
Principal Net Loss / (Gain)	92,771.91		5,326,935.15	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.226%
Prior Collection Period	(0.152%)
Second Prior Collection Period	(0.729%)
Third Prior Collection Period	(0.077%)
Four Month Average	(0.183%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.330%
Average Net Loss / (Gain)	8,246.03

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.